Sheri M. Watts • •	File No.
February 11, 2005
VIA FACSIMILE & EDGAR

Barbara Jacobs, Assistant Director
United States Securities Exchange Commission
Division of Corporation Finance
450 Fifth Street,
N.W. Washington, D.C. 20549-0406

Re: CaminoSoft Corp. Registration Statement on Form SB-2 Filed February 8, 2005
       File No. 333-122632

Dear Ms. Jacobs:

On behalf of our client, CaminoSoft Corp. (“CaminoSoft” or the “Company”), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated February 11, 2005 (the “Staff Letter”).

REGISTRATION STATEMENT ON FORM SB-2

Selling Shareholders

1. While we note your response to comment 6 of our letter dated November 24, 2004, regarding registration statement number 333-119922, please additionally confirm that none of the selling shareholders are affiliates of broker-dealers or expand the prospectus to indicate whether the broker-dealer affiliates acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Company Response:

The Company confirms that none of the selling shareholders are affiliates of broker-dealers. The Company also confirms that at the time of the acquisition they had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Financial Statements

2. We note that the audit letter regarding your financial statements for the fiscal year ended September 30, 2004, is missing a conformed signature. Please revise to include the required signature of your independent accounting firm.

Barbara Jacobs, Assistant Director
February 11, 2005

Company Response:

The registration statement has been amended to add the missing conformed signature on the audit letter regarding our financial statements for the fiscal year ended September 30, 2004.

2004 FORM 10-K

Controls and Procedures Controls and Procedures

3. We note your disclosure that the Company carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures “within the 90 days prior to [the] report.” As Rule 15d 15(b) of the Exchange Act requires such evaluation to be performed “as of the end of each fiscal quarter,” please confirm that your disclosure controls and procedures were effective as of the end of the September 30, 2004 fiscal quarter. Additionally, please confirm that your future evaluations will be performed as of the end of each fiscal quarter and that you will revise your future disclosure accordingly.

Company Response:

The Company confirms that its disclosure controls and procedures were effective as of the end of the September 30, 2004 fiscal quarter. Additionally, the Company confirms that future evaluations will be performed as of the end of each fiscal quarter and that it will revise its future disclosure accordingly.

CEO/CFO Certifications

4. We note that the certifications attached to your 2004 Form 10 KSB are on a different form from the one currently required by Item 601(b)(31) of Regulation S-B. As Item 601(b)(31) indicates that certifications must be exactly as set forth therein, please confirm that you will revise your future certifications to conform exactly to the requirements of Item 601(b)(31).

Company Response:

The Company confirms future certifications will conform exactly to the requirements of Item 601(b)(31) of Regulation S-B.

* * * * *

Barbara Jacobs, Assistant Director
February 11, 2005

The Company hereby acknowledges that:

Should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All questions and comments regarding the foregoing can be addressed to either David Ficksman on (310) 789-1291 or the undersigned on the above-referenced number.

Kind regards, /s/ Sheri M. Watts Sheri M. Watts

cc: David Ficksman
Stephen Crosson
Jonathan Cope
Stephen Martin
Sara Kalin
Mark Shuman

:smw